UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies

I.                                        General Identifying Information

1.                                      Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☒                                  Merger

☐                                    Liquidation

☐                                    Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐                                    Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.                                      Name of fund: Ares Multi-Strategy Credit Fund, Inc.

3.                                      Securities and Exchange Commission File No.: 811-22812

4.                                      Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒                                  Initial Application                               ☐            Amendment

5.                                      Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

2000 Avenue of the Stars, 12th Floor

Los Angeles, California 90067

6.                                      Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Ryan P. Brizek
Willkie Farr & Gallagher LLP
787 Seventh Avenue

New York, New York 10019-6099

(212) 728-8865

7.                                      Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

State Street Bank and Trust Company

c/o Karen Jacoppo-wood

200 Clarendon Street, 16th Floor

Boston, Massachusetts 02116

(617) 662-7193

NOTE:                      Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.                                      Classification of fund (check only one):

☒                                  Management company;

☐                                    Unit investment trust; or

☐                                    Face-amount certificate company.

9.                                      Subclassification if the fund is a management company (check only one):

☐                                    Open-end                              ☒           Closed-end

10.                               State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Maryland

11.                               Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Ares Capital Management II LLC

2000 Avenue of the Stars, 12th Floor

Los Angeles, California 90067

12.                               Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Merrill Lynch, Pierce, Fenner & Smith Incorporated

One Bryant Park

New York, New York 10036

Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

Wells Fargo Securities, LLC

375 Park Avenue

New York, New York 10152

13.                               If the fund is a unit investment trust (“UIT”) provide:

(a)                                 Depositor’s name(s) and address(es):

(b)                                 Trustee’s name(s) and address(es):

14.                               Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐                                    Yes                         ☒           No

If Yes, for each UIT state:
Name(s):

File No.: 811-

Business Address:

15.                               (a)           Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒           Yes                         ☐            No

If Yes, state the date on which the board vote took place: April 2, 2015

If No, explain:

(b)                                 Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒           Yes                         ☐            No

If Yes, state the date on which the shareholder vote took place: July 14, 2015

If No, explain:

II.                                   Distributions to Shareholders

16.                               Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒                                  Yes                         ☐            No

(a)                                 If Yes, list the date(s) on which the fund made those distributions:

On August 28, 2015, the fund paid its final distribution to its stockholders in connection with the reorganization of the fund into Ares Dynamic Credit Allocation Fund, Inc. (“ARDC”) (the “Merger”).  The final distribution was inclusive of undistributed net investment income earned by the fund prior to consummation of the Merger.

On August 31, 2015, the fund’s stockholders received shares of common stock of ARDC in connection with the Merger (although the fund’s common stockholders may have received cash for their fractional shares of common stock).  The Merger closed prior to the commencement of trading on the New York Stock Exchange on August 31, 2015.

(b)                                 Were the distributions made on the basis of net assets?

☒           Yes                         ☐            No

(c)                                  Were the distributions made pro rata based on share ownership?

☒           Yes                         ☐            No

(d)                                 If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

The exchange ratio was calculated by dividing the net asset value per share of the fund’s shares of common stock by the net asset value per share of the shares of common stock of ARDC, each calculated after the close of trading on August 28, 2015. As of that date, the net asset value of the fund’s shares of common stock was $21.020937 per share, the net asset value of ARDC’s shares of common stock was $17.322984 and the exchange ratio was 1.21347090 shares of common stock of ARDC per share of common stock of the fund.  Fractional shares were paid in cash.

(e)                                  Liquidations only:
Were any distributions to shareholders made in kind?

☐            Yes                         ☐            No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.                               Closed-end funds only:
Has the fund issued senior securities?

☐                                    Yes                         ☒           No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.                               Has the fund distributed all of its assets to the fund’s shareholders?

☒                                  Yes                         ☐            No

If No,

(a)                                 How many shareholders does the fund have as of the date this form is filed?

(b)                                 Describe the relationship of each remaining shareholder to the fund:

19.                               Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐                                    Yes                         ☒           No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.                              Assets and Liabilities

20.                               Does the fund have any assets as of the date this form is filed? (See question 18 above)

☐                                    Yes                         ☒           No

If Yes,

(a)                                 Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)                                 Why has the fund retained the remaining assets?

(c)                                  Will the remaining assets be invested in securities?

☐            Yes                         ☐            No

21.                               Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐                                    Yes                         ☒           No

If Yes,

(a)                                 Describe the type and amount of each debt or other liability:

(b)                                 How does the fund intend to pay these outstanding debts or other liabilities?

IV.                               Information About Event(s) Leading to Request For Deregistration

22.                               (a)           List the expenses incurred in connection with the Merger or Liquidation:

(i)                                     Legal expenses: approximately $703,657

(ii)                                  Accounting expenses: approximately $40,262

(iii)                               Other expenses (list and identify separately):

•                                          Printing and Mailing:  approximately $18,202

•                                          Solicitation:  approximately $97,673

•                                          Press Releases:  approximately $4,648

(iv)                              Total expenses (sum of lines (i)-(iii) above): $864,442

(b)                                 How were those expenses allocated?  The expenses associated with the Merger were allocated evenly between the fund and ARDC.

(c)                                  Who paid those expenses? See 22(b) above.

(d)                                 How did the fund pay for unamortized expenses (if any)? Not applicable.

23.                               Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐                                    Yes                         ☒           No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.                                    Conclusion of Fund Business

24.                               Is the fund a party to any litigation or administrative proceeding?

☐                                    Yes                         ☒           No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.                               Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐                                    Yes                         ☒           No

If Yes, describe the nature and extent of those activities:

VI.                               Mergers Only

26.                               (a)           State the name of the fund surviving the Merger:

Ares Dynamic Credit Allocation Fund, Inc.

(b)                                 State the Investment Company Act file number of the fund surviving the Merger:

811-22535

(c)                                  If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

The form of Agreement and Plan of Reorganization was filed with the Commission on Form N-14 (Securities Act File No. 333-203285) on April 8, 2015, as amended on June 11, 2015.  It was included as Appendix A to the Statement of Additional Information.

(d)                                 If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Ares Multi-Strategy Credit Fund, Inc., (ii) he is the Chief Compliance Officer and Anti-Money Laundering Officer of Ares Multi-Strategy Credit Fund, Inc., and (iii) all actions by stockholders, directors and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

/s/ Brett Byrd
Brett Byrd
CCO and AML Officer